EXHIBIT 1

FOR IMMEDIATE RELEASE	CONTACT:	Sonia Ross
(403) 295-4532

NOVATEL ANNOUNCES SHARE REPURCHASE PROGRAM

Calgary, Alberta, Canada, June 5, 2003 – NovAtel Inc. (Nasdaq: NGPS) announced today that its Board of Directors has authorized the Company to repurchase up to a maximum of 230,732 common shares, representing 3% of the common shares issued and outstanding at the commencement of the repurchase program.

The Company stated that acquisition of the Company’s common shares at this time is advantageous to NovAtel and its shareholders because management considers the market price of its common shares to be undervalued.  In addition, the share repurchase program would reduce the potential dilution of existing shareholders' ownership as a result of the exercised options under NovAtel’s stock option plans.

Purchases will be made through brokers and dealers in the public market through the facilities of Nasdaq.  Purchases and payment therefor will be made by NovAtel in accordance with the policies, bylaws, and rules of NASDAQ.  Purchases may commence on June 12, 2003 and will terminate no later than June 11, 2004.

NovAtel has not purchased any of its outstanding common shares within the 12 months preceding the date of the share repurchase program.  To the knowledge of the Company, no director or officer of the Company and no person holding 10% or more of the common shares of the Company has any present intention of selling common shares during the period of the share repurchase program, with the exception of one director who has indicated that he may sell common shares acquired from the exercise of stock options.

NovAtel Inc. is a leading provider of precise global positioning and augmentation technologies designed to afford our customers rapid integration and superior return on investment. The Company’s core technology is being applied in diversified positioning markets around the globe including agriculture, mining, marine, surveying, unmanned systems and machine control. NovAtel is also the prime supplier of GPS ground reference receivers to national satellite-based augmentation systems worldwide including the U.S. WAAS, Europe EGNOS, Japan MSAS and China SNAS. For more information, visit www.novatel.com .

Certain statements in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects and the impact of industry consolidations, together with the other risks and uncertainties described in the Company’s filings with the United States Securities and Exchange Commission